# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Legal Graffiti Inc.
1 STUYVESANT OVAL
New York, NY 10009
legalgraffiti.app

Up to $1,070,000.00 in Common Stock at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Legal Graffiti Inc.
**Address:** 1 STUYVESANT OVAL, New York, NY 10009
**State of Incorporation:** DE
**Date Incorporated:** May 06, 2020

## Terms:

Equity

**Offering Minimum:** $10,000.00 | 1,000 shares of Common Stock
**Offering Maximum:** $1,070,000.00 | 107,000 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $10.00
**Minimum Investment Amount (per investor):** $270.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

**Investment Incentives & Bonuses***

**Time-Based Perks:**

**First 72 hours**

Invest within the first 72 hours and receive 10% bonus shares.

**Volume-Based Perks:**

**$2,500+**

Invest $2,500 or more and receive 5% bonus shares.

**$5,000+**

Invest $5,000 or more and receive 10% bonus shares.

**$10,000+**

Invest $10,000 or more and receive 15% bonus shares.

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Legal Graffiti Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

## The Company and its Business

*Company Overview*

Legal Graffiti Inc. (or "the Company") is an augmented reality culture platform that lets you place and discover content anywhere in the world. Specifically, it is a mobile app and website.

We have already created the beta on iOS and Android and have professional artists experimenting with the app in NYC.

Through Legal Graffiti, everyone will have a way to share & discover culture while walking around, or virtually on their phones or computers. Using the app you can view posts while walking around in augmented reality, and on the app and website you can view posts virtually anywhere in the world based on their location.

We are creating an Artists' Economy of (1) themes (custom maps) and (2) an NFT and fine art marketplace with some of the freshest art out there. After our initial raise and gaining at least a million users, we will do a second round that will be used to build out our revenue streams. Custom themes can be built using our main software Unity and will be straightforward and the NFT marketplace will be more complex, built on a unity platform and will allow users to mint their artwork and sell it through Legal Graffiti using credit card payments.

Legal Graffiti is currently pre-revenue, and once officially launched, will have a three-pronged business model. Our first means to generate revenue will come through business partnerships and curated artist relationships. Secondly, artists will be able to sell paid themes (custom maps) from which we will take a percentage. Our last revenue driver will be our NFT marketplace where Legal Graffiti takes a 10% commission from each sale.

<u>Corporate History</u>

The Company was initially organized as Legal Graffiti, LLC, a New York limited liability company on December 2, 2019. The Company dissolved that entity to incorporate as a Delaware corporation on May 6, 2020.

<u>Intellectual Property</u>

The Company has filed one trademark application ("Legal Graffiti").

*Competitors and Industry*

The augmented reality industry is currently estimated at $25.33 billion and is projected to grow at a rate of 46% and is predicted to reach $162.71 billion in revenue by 2025. (Source: Technavio)

Many AR projects are small and niched to the point of being dismissed. Smaller companies are very specific and do not hit critical mass like we can. The big competitors are Pokémon Go, Google, Facebook, Snap Inc., and Apple. Many of them are building separate hardware to address augmented reality. What sets us apart is our brand and our ability to create a platform with the ability to be both simple and ubiquitous to hit critical mass allowing people to use devices that they already have, i.e. smartphones and computers.

Here are some examples of our competitors:

https://arvr.google.com/ar/

https://sparkar.facebook.com/ar-studio/

https://ar.snap.com/

https://www.macworld.com/article/557878/apple-headset-ar-vr-design-features-specs-price.html

*Current Stage and Roadmap*

We are currently in beta on iOS and Android. The Company is working with professional artists in NYC. After this Reg CF campaign, the Company will hire a CTO who is hiring 2 contract developers, and the CEO has 2 curators working with her. The Company is planning to populate cities with media all over the world while finishing building; we are adding social feeds into the app, building a website to go with the app, and building out the backend and doing load testing. We will start building in June so we are ready to launch globally by the end of November 2022 and do a PR launch to coincide with Art Basel in Miami from Dec 1-3, 2022.

After adding at least a million users, the Company plans to raise another round to be able to build in our revenue streams of paid themes (custom maps) and build a high-quality NFT marketplace that allows people to mint NFTs and purchase them with credit cards. Those should take from 4-6 months to build in. From there, we will start holding events in cities across the world (art + music) with the goal of becoming a global culture platform with 100 million users.

## The Team

### Officers and Directors

**Name:** Cara Bucciferro

Cara Bucciferro's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO, President, and Director
  **Dates of Service:** December 02, 2019 - Present
  **Responsibilities:** Creative direction, project management, design, operations. Salary 50K. She currently holds 78% of equity in the company.

Other business experience in the past three years:

- **Employer:** Victoria's Secret
  **Title:** Web Designer (Freelance)
  **Dates of Service:** March 01, 2018 - March 01, 2020
  **Responsibilities:** Web design.

Other business experience in the past three years:

- **Employer:** Bed Bath & Beyond
  **Title:** Senior Creative (Freelance)
  **Dates of Service:** October 01, 2020 - February 01, 2021
  **Responsibilities:** Develop and design new brands within the company.

Other business experience in the past three years:

- **Employer:** Walmart Connect
  **Title:** Art Director (Freelance)
  **Dates of Service:** August 01, 2021 - January 01, 2022
  **Responsibilities:** Art director of digital content.

Other business experience in the past three years:

- **Employer:** Sorel (Columbia Sportswear)
  **Title:** Senior Designer (Freelance)
  **Dates of Service:** February 01, 2022 - Present
  **Responsibilities:** Website design.

Other business experience in the past three years:

- **Employer:** Culture Designs
  **Title:** Creative Director
  **Dates of Service:** January 01, 2007 - Present
  **Responsibilities:** Design, creative direction, project management.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock

back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current

business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*The amount raised in this offering may include investments from company insiders or immediate family members*
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

*Minority Holder; Securities with Voting Rights*
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and

will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We are an early stage company and have not yet generated any profits*
Legal Graffiti Inc. was formed on May 6, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Legal Graffiti Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

*We are an early stage company and have limited revenue and operating history*
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Legal Graffiti is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in

light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The Company is vulnerable to hackers and cyber-attacks*
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Legal Graffiti Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Legal Graffiti Inc. could harm our reputation and materially negatively impact our financial condition and business.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Cara Bucciferro | 780,000 | Common Stock | 78.0% |

## The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Common Stock.

*Common Stock*

The amount of security authorized is 2,000,000 with a total of 1,000,000 outstanding.

*Voting Rights*

1 vote per share.

*Material Rights*

There are no material rights associated with Common Stock.

## What it means to be a minority holder

As a minority holder of shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

### Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $127,500.00
  **Number of Securities Sold:** 220,000
  **Use of proceeds:** Development
  **Date:** December 31, 2021
  **Offering exemption relied upon:** Friends & Family

## Financial Condition and Results of Operations

### Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

### Results of Operations

**How long can the business operate without revenue:**

We cannot operate the business without revenue generation. After this raise, we will have a 1-year runway. This raise will cover adding features to the app, load testing, backend development, and website development to align with the app. It will also cover content curation and PR. At 6 months, we can launch in alignment with Art Basel and get to a healthy number of users and an active platform in a good position to raise another round and add in revenue streams.

**Foreseeable major expenses based on projections:**

The major expenses will be the development of the app and website. We will be adding features and getting ready to handle millions of users. We will also be working on curation and having artists place media in cities all over the world so that when we go live to the world, there is already a ton of high-quality content. Other expenses include PR for when we launch.

**Future operational challenges:**

At first, all employees will be contractors, three developers including a CTO and 2 curators. After we get to a few million users, the Company foresees raising another round and hiring employees full time and creating a full-time team. Going from a monthly accounting service to having a full-time CFO. Building an NFT marketplace and paid themes is complex and will require lots of development time, but we know we can do it.

**Future challenges related to capital resources:**

Generating operational revenue starting in mid-2023 when we get to a few million users, we will have to raise another round. We believe that we can generate early, moderate revenue streams through paid themes and the sales of NFTs that will grow as our user base grows. That will allow us to accelerate and enhance app and website development and generate revenue.

**Future milestones and events:**

The release of the Legal Graffiti app from beta to fully operational will be the key milestone, one which we are ramping up to complete by the end of 2022 with this raise. After we have launched and have gotten to a few million users, the Company foresees raising a second round that will allow us to hire employees full time and build in revenue streams to the platform that will start generating revenue as soon as they are built and will increase as our user base grows.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of April 2022, the Company has no capital resources available, as our Friends &

Family round has been used. We have built the working product, and that is why we are raising our seed round so we can launch it to the world.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

We believe the funds of this campaign are critical to our company operations. These funds are required to support further development of the app and the development of the website.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, 100% will be made up of funds raised from the crowdfunding campaign.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

If the Company raises only the minimum offering amount, we will have to raise a round with an angel investor or VC.

**How long will you be able to operate the company if you raise your maximum funding goal?**

The Company anticipates being able to operate for many years to come, and that it will be very successful. If the Company raises the maximum offering amount, those funds could provide a one-year runway with an $83K monthly burn rate and allow us to get to a high number of initial users.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Company management keeps open other contacts, advisors, and possible sources of venture capital it may consider in the future.

The Company plans to raise another round to be able to build in our revenue streams of paid themes (custom maps) and build a high-quality NFT marketplace that allows people to mint NFTs and purchase them with credit cards.

## Indebtedness

- **Creditor:** Harry Bucciferro
  **Amount Owed:** $49,000.00
  **Interest Rate:** 0.0%

- **Creditor:** Gravity Jack
  **Amount Owed:** $25,000.00
  **Interest Rate:** 0.0%

- **Creditor:** Legal & Accounting
  **Amount Owed:** $15,000.00
  **Interest Rate:** 0.0%

## Related Party Transactions

- **Name of Entity:** Harry Bucciferro
  **Relationship to Company:** Family member
  **Nature / amount of interest in the transaction:** On February 7, 2021, the Company entered into a promissory note agreement with Harry Bucciferro, a major stockholder's father.
  **Material Terms:** The current amount owed is $49,000. The note bears no interest rate.

## Valuation

**Pre-Money Valuation:** $10,000,000.00

**Valuation Details:**

Legal Graffiti Inc. determined its pre-money valuation based on an analysis of the following factors:

VALUATION

The initial round was a Family & Friends round with a $1 million dollar valuation. That round raised funds for the development and build out of an augmented reality art and culture media app. We now have a working product on iOS and Android with beta testers. We are prepared to develop the platform extensively before further release. In Year 1, after our crowdfunding raise, we can go live to the world, with the extremely successful team that we have ready to come on board. The current valuation of $10M is discounted over the possible valuation of $15-20M, using Price/Earnings ratio of 15-20, taking into account the start-up nature of the business and the technology.

CASH & ASSETS

We project our Year 2 (2024) revenue to conservatively show us generating $9MM in revenue, with an estimated 10MM users. We believe that we will have viral growth after launch because of the uniqueness of our product. After we launch our revenue streams (themes: custom maps and an NFT marketplace), we expect to be even more attractive. With just a small amount of users being paying users (5%), we expect to reach very high numbers of revenue. Our product is a global product that can reach users all over the globe. They can use it in their neighborhood, at home, and anywhere they travel. It is for mobile phones and computers. We are also projecting $27M in Year 3 (2025) with 30MM users. Our overhead after development would be controlled, so unlike most start-ups, we are projecting very modest profits in the Year 1, after development costs. Based on projected Year 2 earnings, assets, and current pricing, a $10MM valuation is conservative and is discounted to encourage maximum participation.

The Legal Graffiti trademark application has been accepted by the United States Patent and Trademark Office and has not yet been assigned to an examiner. We are pending approval for anything related to augmented reality or NFTs.

VALUATION BASED ON HISTORICAL FACTORS

The founder’s last startup, NewHive, an art-centric multimedia publisher platform had millions of users and proved to be successful. The early valuation of the website in beta was determined to be $5MM. Legal Graffiti unlike NewHive has a completely viable revenue plan and is already going into Phase 2 development.

Our company's closest competitor is Snap Inc. formed in 2011. Snap Inc. raised $485,000 during its seed round, and raised $13.5 million in its Series A round that put the company's valuation between $60M and $70M.

MANAGEMENT AND PREVIOUS START-UP SUCCESS

In addition to being the Co-Founder & Chief Creative Officer of NewHive, Legal Graffiti CEO has significant experience working as a freelance designer or art director for major brands including Microsoft, Coach, Walmart Connect, Bed Bath & Beyond, LOFT, Kiehl's, Sorel, and Victoria's Secret. Also founded Culture Designs, a design studio.

SUMMARY

Legal Graffiti is ready to be launched. We have developed a working app, an augmented reality digital product approved for iOS and Android Beta testing in process. Funding will allow us to complete development before further release. The viability of an extended market for digital art and NFTs makes timely launch very exciting. Because we are virtual and digital, and in the newly minted field of augmented reality, we can have users all over the world.

*The Company set its valuation internally without a formal-third party independent* *evaluation.*

*The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of stock and no outstanding options, warrants, and other securities with a right to acquire shares, or any shares reserved for issuance under a stock plan.*

## Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Other*
  94.5%
  If the Company only raises $10,000, the funds would be used to pay for the lawyers and accountants used to get ready for the Reg CF offering. The lawyers increased the number of authorized shares, and the accountant prepared financial statements.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Research & Development*
  40.0%
  Add features to existing app, load testing, backend, and website development. The Company will hire a part-time CTO who will be paid as a contractor and will also hire 2 other developers, 1 full-stack developer, and 1 unity developer to work on the app. The majority of the money that the Company raises is going towards development, adding additional features to the app and building the website, and getting them both ready to go live globally.
- *Marketing*
  25.0%
  We are working with a creative agency on creative work and public relations. We would like to launch before Art Basel December 1-3, 2022 and do PR around that date as it is one of the biggest art events in the world. Also doing PR in other cities to get global press around our launch.
- *Operations*
  25.0%
  Curation of content: the Company has 2 contract curators who will be working with and commissioning artists all over the world to place meaningful content on the app. The Company will be paying the curators as contractors and also

paying up to 100 artists to place content on the app so we set the bar high before the platform goes live to the world. We want to have meaningful content on the app/website when it goes live. The CEO salary will be $50K for a 12-month runway.

- *Legal / Accounting*
  4.5%
  Legal fees and accounting fees were incurred getting set up for StartEngine. Our lawyer did an amendment to our original filing and authorized 2 million shares instead of the original 10K. Accounting was done in preparation of the financial statements. There will also probably be miscellaneous legal and accounting fees throughout the year including doing payroll for the 5 contractors that will be hired.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at legalgraffiti.app (legalgraffiti.app/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/legalgraffiti

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Legal Graffiti Inc.

*[See attached]*

# LEGAL GRAFFITI INC.

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2021 AND 2020
*(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Legal Graffiti, Inc.
New York, New York

We have reviewed the accompanying financial statements of Legal Graffiti, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 15, 2022
Los Angeles, California

**LEGAL GRAFFITI INC.**

**BALANCE SHEET**

**(UNAUDITED)**

| **As of December 31,** | **2021** | **2020** |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash & Cash Equivalents | $ - | $ - |
| **Total Current Assets** | **-** | **-** |
| | | |
| Intangible Assets | 72,227 | - |
| **Total Assets** | **$ 72,227** | **$ -** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Promissory Notes and Loans | $ 37,500 | $ - |
| **Total Current Liabilities** | **37,500** | **-** |
| | | |
| **Total Liabilities** | **37,500** | **-** |
| | | |
| **STOCKHOLDERS EQUITY** | | |
| Common Stock | 10 | - |
| Shareholder Contributions (Distributions) | (63,865) | 652 |
| Additional Paid in Capital | 127,490 | - |
| Retained Earnings/(Accumulated Deficit) | (28,908) | (652) |
| | | |
| **Total Stockholders' Equity** | **34,727** | **-** |
| | | |
| **Total Liabilities and Stockholders' Equity** | **$ 72,227** | **$ -** |

*See accompanying notes to financial statements.*

**LEGAL GRAFFITI INC.**

**STATEMENTS OF OPERATIONS**

**(UNAUDITED)**

| For Fiscal Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ - | $ - |
| Cost of Goods Sold | - | - |
| Gross profit | - | - |
| | | |
| Operating expenses | | |
| General and Administrative | 27,056 | 652 |
| Sales and Marketing | 1,200 | - |
| Total operating expenses | 28,256 | 652 |
| | | |
| Operating Income/(Loss) | (28,256) | (652) |
| | | |
| Interest Expense | - | - |
| Other Loss/(Income) | - | - |
| Income/(Loss) before provision for income taxes | (28,256) | (652) |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net Income/(Net Loss)** | **$ (28,256)** | **$ (652)** |

*See accompanying notes to financial statements.*

# LEGAL GRAFFITI INC.

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

## (UNAUDITED)

| (in , $US) | Common Stock Shares | Common Stock Amount | Additional Paid In Capital | Shareholder Contributions (Distributions) | earnings/ (Accumulated Deficit) | Total Shareholder Equity |
|---|---|---|---|---|---|---|
| **Balance—May 06, 2020** | | | | | | |
| Shareholder Contributions (Distributions) | | | | **$ 652** | | **$ 652** |
| Net income/(loss) | | | | | $ (652) | $ (652) |
| **Balance—December 31, 2020** | - | - | - | 652 | $ (652) | **$** - |
| Issuance of Stock | 1,000,000 | $ 10 | 127,490 | | | 127,500 |
| Shareholder Contributions (Distributions) | | | - | (64,517) | | (64,517) |
| Net income/(loss) | | | | | (28,256) | (28,256) |
| **Balance—December 31, 2021** | **1,000,000** | **$ 10** | **$ 127,490** | **$ (63,865)** | **$ (28,908)** | **$ 34,727** |

*See accompanying notes to financial statements.*

**LEGAL GRAFFITI INC.**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (28,256) | $ | (652) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Changes in operating assets and liabilities: | | | | |
| **Net cash provided/(used) by operating activities** | | **(28,256)** | | **(652)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of Property and Equipment | | - | | - |
| Purchases of Intangible Assets | | (72,227) | | - |
| **Net cash provided/(used) in investing activities** | | **(72,227)** | | **-** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Shareholder Contributions (Distributions) | | (64,517) | | 652 |
| Issuance of Common Stock | | 127,500 | | |
| Borrowing on Promissory Notes and Loans | | 37,500 | | - |
| **Net cash provided/(used) by financing activities** | | **100,483** | | **652** |
| | | | | |
| Change in Cash | | - | | - |
| Cash—beginning of year | | - | | - |
| **Cash—end of year** | **$** | **-** | **$** | **-** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | - | $ | - |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | | - | | |
| Issuance of equity in return for accrued payroll and other liabilities | | | | |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Legal Graffiti Inc. was originally formed on December 02, 2019 as an LLC under the name Legal Graffiti LLC. The company had no activities under the LLC. On May 6, 2020, the Company incorporated under the name Legal Graffiti Inc, in the state of Delaware. The financial statements of Legal Graffiti Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Legal Graffiti is an augmented reality media app that lets users place and discover media anywhere. Legal Graffiti allows users to place and view media anywhere. They can do this via the app or virtually on the website. Via social and featured feeds, they can see new content from all over the world, virtually utilizing AR to see content in their environment.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist.

If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Intangible Assets**

The Company capitalizes its digital assets which pertains to application development. Digital assets are measured at cost and are indefinitely lived.

**Income Taxes**

Legal Graffiti Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from taking a percentage of sales of digital content that is posted on its platform.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $1,200 and $0, which is included in sales and marketing expenses.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**COVID-19**

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2022, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consist of:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Digital asset | $ 72,227 | $ - |
| **Intangible assets, at cost** | **72,227** | **-** |
| Accumulated amortization | - | - |
| **Intangible assets, Net** | **$ 72,227** | **$ -** |

Digital asset has not been amortized.

## 4. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 2,000,000 shares of Common Stock with par value of $0.00001. As of December 31, 2021, and December 31, 2020, 1,000,000 shares and 0 shares have been issued and are outstanding.

## 5. DEBT

**Promissory Notes & Loans**

On February 7, 2021, the Company entered into a promissory note agreement with Harry Bucciferro. The details of the note, and the terms are as follows:

| | | | | | For the Year Ended December 2021 | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| Promissory Note - Harry Bucciferro | $ 37,500 | 0.00% | 2/7/2021 | 12/31/2021 | $ - | $ - | $ 37,500 | $ - | $ 37,500 |
| Total | | | | | $ - | $ - | $ 37,500 | $ - | $ 37,500 |

The summary of the future maturities is as follows:

| As of Year Ended December 31, 2021 | |
|---|---|
| 2022 | $ 37,500 |
| 2023 | - |
| 2024 | - |
| Thereafter | - |
| **Total** | **$ 37,500** |

## 6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Net Operating Loss | $ (25,520) | $ (163) |
| Valuation Allowance | 25,520 | 163 |
| **Net Provision for income tax** | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Net Operating Loss | $ (25,683) | $ (163) |
| Valuation Allowance | 25,683 | 163 |
| **Total Deferred Tax Asset** | $ - | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $102,731, and the Company had state net operating loss ("NOL") carryforwards of approximately $102,731. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

## 7. RELATED PARTY

On February 7, 2021, the Company entered into a promissory note agreement with Harry Bucciferro, a major stockholder's father. The note bears no interest rate and has maturity date set on December 31, 2021. As of December 31, 2021, the outstanding balance is $37,500.

## 8. COMMITMENTS AND CONTINGENCIES

**Operating Leases**

On September 17, 2021, the Company entered into a lease agreement with BPP ST Owner LLC to rent an apartment in Stuyvesant Town, New York. The commencement date of the lease is October 1st, 2021 and ends on September 30, 2022, with a base rent of $5,048.12 per month. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

| Year | Obligation |
|---|---|
| 2022 | $ 45,432 |
| 2023 | - |
| 2024 | - |
| 2025 | - |
| Thereafter | - |
| **Total future minimum operating lease payments** | **$ 45,432** |

Rent expenses were in the amount of $19,292 and $0 as of December 31, 2021, and December 31, 2020, respectively.

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 15, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

## 10. GOING CONCERN

The Company is pre-revenue and has recently started operations. The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

# Legal Graffiti

The next level of social media.



Website · New York, NY · ART · DESIGN

$26,019 raised

| | |
|---|---|
| 34<br>Investors | $10M<br>Valuation |
| $10.00<br>Price per Share | $270.00<br>Min. Investment |
| Common<br>Shares Offered | Equity<br>Offering Type |
| $1.07M<br>Offering Max | Reg CF<br>Offering |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

*This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.*

Legal Graffiti is an augmented reality culture platform that aims to be the cultural epicenter of the digital world. With an AR app and an accompanying website, Legal Graffiti will inject a sense of wonderment into the social media landscape by creating a device-agnostic platform that merges our physical and virtual worlds. Log in, explore, and discover one-of-a-kind art, music and media with a cutting-edge and immersive experience. Legal Graffiti is in the beta phase and is pre-revenue.

Overview Team Terms Updates 11 Comments Follow

## Reasons to Invest

- Legal Graffiti is creating one of the first social AR cultural platforms by alchemizing augmented reality and social media.
- The social media market has a value of $72.2 billion and the global NFT market had a 2021 market value of $17 billion.*
- Founder and CEO, Cara Bucciferro, has a pedigree of success in the social media and design space, having co-founded NewHive, a multimedia web publishing platform with millions of users.

*Market statistics provided by IBISWorld and Fortune ( source, source)


6TH & B CORNER GARDEN
One of the many community gardens in the East Village, this garden contains fruiting trees, flowering shrubs and innumerable herbs, flowers and vegetables.
It is now preserved as a landmark and hosts festivals and events.

*Legal Graffiti is in beta testing and is not yet available for download. It is expected to fully launch after the close of this raise.*

## Legal Graffiti transforms the globe into a universal gallery.

It's time for social media to escape the confines of the world of scrolling.

### Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

## Rewards

Get rewarded for investing more into Legal Graffiti:

**$270+**
**Investment**
**StartEngine Owner's Bonus**
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

**$2,500+**
**Investment**
**$2,500+**
Invest $2,500 or more and receive 5% bonus shares.

**$5,000+**
**Investment**
**$5,000+**
Invest $5,000 or more and receive 10% bonus shares.

**$10,000+**
**Investment**
**$10,000+**
Invest $10,000 or more and receive 15% bonus shares.

The advent of NFTs and the metaverse is making individuals and corporations alike rethink their preconceived notions of business, art, and social media.

Legal Graffiti uses art and media to unite the world through a single content-based platform. With our app and website, users will be able to discover a new aspect of their city's culture as they walk through their neighborhood, or travel virtually to cities across the world.


Add Media
IMAGE
VIDEO
TAKE IMAGE
TAKE VIDEO
YOUTUBE / LINK
TEXT

**Legal Graffiti is in beta testing and is not yet available for download. It is expected to fully launch after the close of this raise.*

With Legal Graffiti, our world becomes a living social network where users are always a step away from discovering something exciting and wonderful, be it art, music, or even history. Not only will our platform be a cultural hub for art, but it will also be an NFT marketplace that supports creators with favorable payouts.


Feed
Tompkins Square Park

**Legal Graffiti is in beta testing and is not yet available for download. It is expected to fully launch after the close of this raise.*

Explore, share, and engage in a world without borders.

THE PROBLEM

## The current social media landscape is dreary

Today's social media apps aren't designed with the agility or purpose to innovate. As the market continues to saturate with fluff content, users yearn for something more impactful. A scrolling waterfall of content is what we have been using up until this point, and it's time for something new. Legal Graffiti's purpose is to bring us culture and joy in a new and innovative way.


SOCIAL MEDIA IS BECOMING
MORE
POLITICALLY DIVISIVE
AND NEGATIVE
AS THE DAYS PASS

In Legal Graffiti's world, every surface, from the streets to the sky, is a blank canvas. A blank page waiting for you to write your story. A place to paint our thoughts and emotions into reality.

All that's needed is space for dreamers to project visions onto the sleeping world around them, inspiring us all to dream differently.

THE SOLUTION

## A ground-breaking social platform for art and culture

We are building, what we believe to be, the first social augmented reality (AR) cultural platform. Explore a new world of art, history, music, and current events from around the world in the comfort of your home or neighborhood.


LEGAL GRAFFITI
TURNS AR INTO A CULTURE PLATFORM.

**Legal Graffiti is in beta testing and is not yet available for download. It is expected to fully launch after the close of this raise.*

A banal sidewalk on your walk to work can become a magnificent tapestry in mere seconds. Roam the artful streets of Tokyo or Cairo from your living room and feel the stories of the city on display.

In the future of social media, everyone is an artist, and Legal Graffiti will be their playground where they can share, connect, and create. Here, anything is *everywhere*.


THIS IS
NO PLACE TO BE
ANYTHING IS EVERYWHERE

By turning AR into a culture platform that empowers users to place and discover content from anywhere, our world becomes a limitless museum, anchored by our artist's economy of themes (custom maps), NFTs, and fine art.

Legal Graffiti is currently pre-revenue, and once officially launched, will have a three-pronged business model. Our first means to generate revenue will come through business partnerships and curated artist relationships. Secondly, artists will be able to sell paid themes (custom maps) from which we will take a percentage. Our last revenue driver will be our NFT marketplace where Legal Graffiti takes a 10% commission from each sale.

Our full launch is anticipated following the close of this raise at the end of 2022, with Legal Graffiti's NFT marketplace expected to be added in the second half of 2023.


Paid themes
(custom maps)


NFT
marketplace

**Legal Graffiti is in beta testing and is not yet available for download. It is expected to fully launch after the close of this raise, with Legal Graffiti's NFT marketplace expected to be added in 2023.*

**THE MARKET**

## Driven by our artist economy, servicing today's digital market trends

By alchemizing current technologies such as AR and NFTs, Legal Graffiti will be able to turn any place on the planet into a living social media network and cultural hub.

Within our artist's economy, users will make money as the platform generates revenue. People will always be our first priority.

As we tap into the **$72B social media market** and **$17B NFT industry**, Legal Graffiti hopes to usher in a new era of cultural diffusion. (source, source)



Our platform eliminates the physical boundaries that used to keep us from exploring different parts of the world. With Legal Graffiti, your environment becomes as open as the digital world, and our unique marketplace will inspire and support content creators on their artistic journeys. Content moderation will happen through the use of flagging, APIs and a robust backend system.

OUR TRACTION

## Experienced leadership, beta already built, launch plans, and marketing efforts primed

Our team has been busy at work, already completing the beta version of our app for iOS and Android. So far, we have curated media in NYC with professional artists on the platform, and we have a PR team ready to perform a marketing blitz as soon as we launch.


WE ARE IN THE PROCESS OF CURATING MEDIA IN CITIES ALL OVER THE WORLD FOR OUR PLATFORM, AND WE HAVE A PR TEAM READY TO PERFORM A MARKETING BLITZ AS SOON AS WE LAUNCH.
OUR TEAM HAS BEEN BUSY AT WORK

**Legal Graffiti is in beta testing and is not yet available for download. It is expected to fully launch after the close of this raise.*

Spearheading our efforts is our founder and CEO, Cara Bucciferro. Having worked as a creative designer for standout companies such as Microsoft, Coach, Kiehl's, and Victoria's Secret, Cara has the creative acumen to maximize Legal Graffiti's potential. She looks to make Legal Graffiti her second culture-shifting company after co-founding NewHive, a multimedia web publishing platform with millions of users.

WHY INVEST

## Help us create a world without borders

Legal Graffiti has the potential to redefine our current understanding of social media.

By leveraging AR and NFTs, we believe we can create a metaverse that connects people and cultures in a joyful, exciting, and inspirational way. A world of art *not confined* to the world of art.



We envision a world where all that's hidden is finally set free. Help us elevate what social media can be by becoming a shareholder in Legal Graffiti.


LEGAL GRAFFITI HAS THE POTENTIAL TO
BRING THE INSIDE OUT.
GIVE THE STREETS SOMETHING TO SAY.
CREATE A NEW DIMENSION
REDEFINE OUR CURRENT UNDERSTANDING OF SOCIAL MEDIA BY LEVERAGING AR, ART, AND NFTS.

**01/2019** — Started brainstorming Legal Graffiti

Came up with initial concept for Legal Graffiti and started working on user experience.

**05/2019** — Filed for LLC

Officially became a company

**05/2020** — Filed as a C-Corp

Incorporated the company and then dissolved the LLC.

**Dec 2021** — Launched beta

Launched beta on iOS and Android

**05/2022** — Launched on StartEngine

Now YOU can own a part of our company!

**12/2022** — (Anticipated) Launch Legal Graffiti to the world

Launch the platform live to the world iOS app, Android app, fully functioning website, all load tested. Do PR to announce launch to coincide with Art Basel Dec. 1-3, 2022.

**03/2023** — (Anticipated) Raise future round

Raise Series A round after reaching 1 million users.

## Meet Our Team



**Cara Bucciferro**

Founder, CEO, President, and Director

*Cara Bucciferro is the founder and CEO of Legal Graffiti. Cara started out as a painter and became a self taught designer who has been art directing and designing now for over 15 years.*

*Based in New York City, she has worked at companies such as Microsoft, Coach, Kiehl's, LOFT, Walmart Connect, Bed Bath & Beyond, and Victoria's Secret. She has also freelanced under the name Culture Designs, using design as a vehicle to improve people's experiences and add beauty to the world.*

*She started her MFA in visual communication design and left to be co-founder and creator of the startup NewHive. NewHive was a multimedia publisher that let people express themselves online and create multimedia experiences. It had millions of users. They had the first-ever sale of a URL as fine art at Art Basel.*

*She is a single mom, an artist, and also a survivor of stage 4 cancer. Her goal is to use technology as a method to improve and share our culture and bring us joy. Legal Graffiti is the culmination of 15 years of work and knowledge and fills a hole that exists in augmented reality technology today.*

### Offering Summary

| | |
|---|---|
| **Company** | Legal Graffiti Inc. |
| **Corporate Address** | 1 STUYVESANT OVAL, New York, NY 10009 |
| **Offering Minimum** | $10,000.00 |
| **Offering Maximum** | $1,070,000.00 |
| **Minimum Investment Amount (per investor)** | $270.00 |

### Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Common Stock |
| **Minimum Number of Shares Offered** | 1,000 |
| **Maximum Number of Shares Offered** | 107,000 |
| **Price per Share** | $10.00 |
| **Pre-Money Valuation** | $10,000,000.00 |

*Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

**Investment Incentives & Bonuses***

**Time-Based Perks:**

**First 72 hours**

Invest within the first 72 hours and receive 10% bonus shares.

**Volume-Based Perks:**

**$2,500+**

Invest $2,500 or more and receive 5% bonus shares.

**$5,000+**

Invest $5,000 or more and receive 10% bonus shares.

**$10,000+**

Invest $10,000 or more and receive 15% bonus shares.

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Legal Graffiti Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

### Creator's Economy: THEMES

8 days ago

LEGAL GRAFFITI™

THEMES
NYC
EAST
VILLAGE
TOUR 01

0 1 2 3 4 5 6 7 8 9 10

### A word from our founder

12 days ago



A brief word
Cara Bucciferro
01:09
vimeo


### Find what's happening around you.

22 days ago

Whether you're checking out what's going on in your neighborhood, or traveling to a new city, Legal Graffiti allows you to see real time updates and locations of what is happening around you. Easily find out about community happenings.



New York, NY


### Leveling the Playing Field

22 days ago

Legal Graffiti presents the opportunity to level the playing field for creators everywhere.

Studies show that if fine artists don't get picked up by a few specific galleries or museums early on in their career, they have very little chance of reaching the upper echelon of artists.*

Similar studies show that for NFT creators if you are not an early adopter, you have less of a chance of being successful. *

Social media has made creators tied to how many followers they have for validation, and not necessarily the quality of their work.

Legal Graffiti empowers quality content by users all over the world to be found: artists, historians, those with specific knowledge in a subject, musicians, filmmakers, choreographers and any type of creator.


LEGAL GRAFFITI
THERE'S A STORY
WAITING TO
BE TOLD
SO
TELL
IT
BRING
THE INSIDE
OUT

*Source: How to Create and Sell NFTs- A Guide for All Artists by Magnus Resch & Tam Gryn

### Real-world metaverse

27 days ago

Legal Graffiti is part of the real-world metaverse. I'm on board with Niantic's view of the metaverse where the ideal is interacting in real life with digital tools that help improve our reality.

https://techcrunch.com/2021/11/22/niantic-raises-300m-at-a-9b-valuation-to-build-the-real-world-metaverse/



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**Niantic raises $300M at a $9B valuation to build the 'real-world metaverse'**

Amanda Silberling

### How we make money: The Creator's Economy

about 1 month ago


LEGAL GRAFFITI
A CREATOR'S ECONOMY
HOW WE MAKE MONEY
NFT MARKETPLACE
THEMES (CUSTOM MAPS)
COLLABORATIONS

1. THEMES: CUSTOM MAPS

USERS CAN CREATE MAPS BASED AROUND A THEME AND CHARGE FOR THE USE OF THAT MAP.

LOOKING FOR SOMETHING FUN TO DO ON A SATURDAY AFTERNOON, VISITING A NEW CITY OR WANT TO LEARN ABOUT THE WORLD AROUND YOU? THINK OF THEMES AS VIRTUAL TOURS.

LEGAL GRAFFITI WILL TAKE 25% OF SALES.

2. MARKETPLACE

WE ARE CREATING OUR OWN NFT MARKETPLACE ALLOWING USERS TO BUY WHAT THEY SEE STRAIGHT FROM THE APP WITH A CREDIT CARD.

ARTISAN GETS FULL SALE MINUS A 10% COMMISSION WHICH GOES TO LEGAL GRAFFITI.

3. BUSINESS PARTNERSHIPS

BRANDS CAN WORK IN PARTNERSHIP WITH LEGAL GRAFFITI ASSOCIATED ARTISTS TO CREATE MEDIA AT THEIR LOCATION/S.

LEGAL GRAFFITI WOULD THEN GET PAID FOR EACH PARTNERSHIP AND COMMISSION ARTISTS TO CREATE MEDIA.

### Why does it matter?

about 1 month ago

Legal Graffiti matters because we need more things that bring us joy. Is the current social media landscape really making us happy? Legal Graffiti is like an intellectual Pokémon Go. Its mission is to bring people culture, share our culture, and most importantly bring us joy and surprise.



## Check out some of my other work...

about 1 month ago

I have been an interactive designer for the last 15 years. View some of my other work at culturedesigns.com


CultureDesigns
WORK BLOG ABOUT LEGAL GRAFFITI
CULTURE DESIGNS IS THE DESIGN STUDIO OF CARA BUCCIFERRO. BASED IN NEW YORK CITY, I DO EVERYTHING FROM CREATIVE DIRECTION, WEB, APP AND GRAPHIC DESIGN TO BRANDING.
SOREL
WALMART CONNECT
VICTORIA'S SECRET
NEWHIVE
SOREL X PAPER
SUN ESSENTIALS
KIEHL'S

## How businesses can use Legal Graffiti

about 1 month ago


coffee tea
Watch later
Share
Watch on YouTube

Imagine walking around and holding your phone up to learn about businesses, see menus, find movie times, and discover the history of places you walk by everyday.

**Beta explained. :)**

about 1 month ago


LEGAL GRAFFITI BETA
VIEW MEDIA POINTS ON MAP
CLICK OR WALK BY TO VIEW

We have already built our beta and have professional artists in NYC posting and discovering content. We are set to launch at the end of 2022. Soon artists will be posting content all over the world. Discover content virtually or while walking around.

SHOW MORE UPDATES

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**Michael B.** 1 INVESTMENT a month ago

Correct me if I'm wrong but your offering memo says that you project 9 million in your second year conservatively? How is that conservative given you don't even have revenue yet?

0

**William S.** 6 INVESTMENTS 2 months ago

Start engine minimums now cater to the rich.Im out .

0

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